                        Resources Pension Shares 5, L.P.
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114



May 25, 2001


Dear Limited Partner:

         Please be advised that the general partners of Resources Pension Shares 5, L.P. (the "Partnership") are affiliated with Bighorn Associates II LLC, the entity making an offer to purchase units of limited partnership interest in the Partnership. As a result of this affiliation, the Partnership is making no recommendation and is remaining neutral as to whether limited partners should tender their units pursuant to the Offer.

         We are enclosing for your information a copy of the Schedule 14D-9 which we have filed with the Securities and Exchange Commission which sets forth more detailed information.


                                  Sincerely,

                                  RESOURCES PENSION SHARES 5, L.P.